UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

NEW RITE AID, LLC
(Name of Issuer)

Class A Units
(Title of Class of Securities)

N/A
(CUSIP Number)

August 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON Diameter Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 62,245
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 62,245
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,245
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (1)
12	TYPE OF REPORTING PERSON IA, PN

(1)	Based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

CUSIP No. N/A	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON Scott K. Goodwin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 62,245
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 62,245
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,245
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (1)
12	TYPE OF REPORTING PERSON IN

(1)	Based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

CUSIP No. N/A	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON Jonathan Lewinsohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 62,245
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 62,245
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,245
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (1)
12	TYPE OF REPORTING PERSON IN

(1)	Based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

CUSIP No. N/A	SCHEDULE 13G	Page 5 of 8

ITEM 1.	(a)	Name of Issuer:

New Rite Aid, LLC

	(b)	Address of Issuer’s Principal Executive Offices:

The address of Issuer’s principal executive offices is 1200 Intrepid Avenue, 2nd Floor, Philadelphia, PA 19112.

ITEM 2.	(a)	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Diameter Capital Partners LP (“Diameter Capital”), (ii) Scott K. Goodwin and (iii) Jonathan Lewinsohn.

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the business office of Diameter Capital and Mr. Lewisohn is 55 Hudson Yards, Suite 29B, New York, NY 10001. The address of the business office of Mr. Goodwin is 360 S Rosemary Ave, Suite 1005, West Palm Beach, FL 33401.

	(c)	Citizenship:

Diameter Capital is a Delaware limited partnership. Each of Mr. Goodwin and Mr. Lewinsohn is a citizen of the United States.

	(d)	Title of Class of Securities:

Class A Units

	(e)	CUSIP Number:

Not applicable.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. N/A	SCHEDULE 13G	Page 6 of 8

ITEM 4.	OWNERSHIP.

(a) Amount beneficially owned:

See row 9 of the cover page of each Reporting Person.

(b) Percent of class:

See row 11 of the cover page of each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

Diameter Capital is the investment manager of the direct holders of the Class A Units, Diameter Master Fund LP (46,745 Class A Units) and Diameter Dislocation Master Fund II LP (15,500 Class A Units) (together, the “Diameter Funds”). Each of Scott K. Goodwin and Jonathan Lewinsohn is a managing member of Diameter Capital GP LLC, a Delaware limited liability company and the general partner of Diameter Capital. By virtue of each of Mr. Goodwin’s and Mr. Lewinsohn’s beneficial ownership of Diameter Capital Partners LP, each of Mr. Goodwin and Mr. Lewinsohn may be deemed to beneficially own the Class A Units directly held by the Diameter Funds. Each of Mr. Goodwin and Mr. Lewinsohn disclaims beneficial ownership of such Class A Units directly held by the Diameter Funds except to the extent of his pecuniary interest therein.

On August 16, 2024, the United States Bankruptcy Court for the District of New Jersey entered an order confirming the plan of reorganization (as amended, the “Plan”) of Rite Aid Corporation and certain of its affiliates. Pursuant to the Plan, on August 30, 2024 (the “Effective Date”), Rite Aid Corporation, New Rite Aid, LLC, Plan Emergence Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of New Rite Aid, LLC, and certain other parties entered into an agreement and plan of merger pursuant to which Merger Sub merged with and into Rite Aid Corporation with Rite Aid Corporation surviving the merger and ultimately resulting in Rite Aid Corporation being a wholly owned subsidiary of New Rite Aid, LLC. In connection with the Plan, on the Effective Date, the Issuer issued the Class A Units to the Diameter Funds pursuant to the Plan in exchange for certain claims.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP No. N/A	SCHEDULE 13G	Page 7 of 8

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. N/A	SCHEDULE 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2024

DIAMETER CAPITAL PARTNERS LP

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	General Counsel & Chief Compliance Officer

/s/ Scott K. Goodwin
SCOTT K. GOODWIN

/s/ Jonathan Lewinsohn
JONATHAN LEWINSOHN

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement of the Reporting Persons